Exhibit 99.25

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Glen Cole, P.Geo., and the information that I reviewed and approved, as described or incorporated by reference in (i) SSR Mining Inc.’s Annual Report on Form 40-F for the year ended December 31, 2019, and (ii) SSR Mining Inc.’s Registration Statements on Form S-8 (File No. 333-219848, 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.

Dated this 18th day of March, 2020.

Yours very sincerely,

/s/ “Glen Cole”
Glen Cole, P.Geo.
Principal Resource Geologist SRK Consulting (Canada) Inc.